SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Inergy Midstream, L.P.

(Name of Issuer)

Common Units Representing Limited Partner Interests

(Title of Class of Securities)

45671U106

(CUSIP Number)

December 21, 2011

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 45671U106

1	Name of reporting person: Inergy, L.P. I.R.S. identification number of above person (entities only):
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	5	Sole voting power 55,925,000
	6	Shared voting power 0
	7	Sole dispositive power 55,925,000
	8	Shared dispositive power 0
9	Aggregate amount beneficially owned by each reporting person 55,925,000
10	Check if the aggregate amount in Row (9) excludes certain shares ☐
11	Percent of class represented by amount in Row (9)(1) 75.2%
12	Type of reporting person PN

(1)	Based on 74,330,882 Common Units outstanding following the completion of the Issuer’s initial public offering.

CUSIP NO. 45671U106

1	Name of reporting person: Inergy GP, LLC I.R.S. identification number of above person (entities only):
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	5	Sole voting power 55,925,000
	6	Shared voting power 0
	7	Sole dispositive power 55,925,000
	8	Shared dispositive power 0
9	Aggregate amount beneficially owned by each reporting person 55,925,000
10	Check if the aggregate amount in Row (9) excludes certain shares ☐
11	Percent of class represented by amount in Row (9)(1) 75.2%
12	Type of reporting person OO

(1)	Based on 74,330,882 Common Units outstanding following the completion of the Issuer’s initial public offering.

CUSIP NO. 45671U106

1	Name of reporting person: Inergy Holdings, L.P. I.R.S. identification number of above person (entities only):
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	5	Sole voting power 55,925,000
	6	Shared voting power 0
	7	Sole dispositive power 55,925,000
	8	Shared dispositive power 0
9	Aggregate amount beneficially owned by each reporting person 55,925,000
10	Check if the aggregate amount in Row (9) excludes certain shares ☐
11	Percent of class represented by amount in Row (9)(1) 75.2%
12	Type of reporting person PN

(1)	Based on 74,330,882 Common Units outstanding following the completion of the Issuer’s initial public offering.

CUSIP NO. 45671U106

1	Name of reporting person: Inergy Holdings GP, LLC I.R.S. identification number of above person (entities only):
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	5	Sole voting power 55,925,000
	6	Shared voting power 0
	7	Sole dispositive power 55,925,000
	8	Shared dispositive power 0
9	Aggregate amount beneficially owned by each reporting person 55,925,000
10	Check if the aggregate amount in Row (9) excludes certain shares ☐
11	Percent of class represented by amount in Row (9)(1) 75.2%
12	Type of reporting person OO

(1)	Based on 74,330,882 Common Units outstanding following the completion of the Issuer’s initial public offering.

CUSIP NO. 45671U106

1	Name of reporting person: John J. Sherman I.R.S. identification number of above person (entities only):
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	5	Sole voting power 55,925,000
	6	Shared voting power 0
	7	Sole dispositive power 55,925,000
	8	Shared dispositive power 0
9	Aggregate amount beneficially owned by each reporting person 55,925,000
10	Check if the aggregate amount in Row (9) excludes certain shares ☐
11	Percent of class represented by amount in Row (9)(1) 75.2%
12	Type of reporting person IN

(1)	Based on 74,330,882 Common Units outstanding following the completion of the Issuer’s initial public offering.

CUSIP NO. 45671U106

1	Name of reporting person: NRGM GP, LLC I.R.S. identification number of above person (entities only):
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	5	Sole voting power 0
	6	Shared voting power 0
	7	Sole dispositive power 0
	8	Shared dispositive power 0
9	Aggregate amount beneficially owned by each reporting person 0
10	Check if the aggregate amount in Row (9) excludes certain shares ☐
11	Percent of class represented by amount in Row (9) 0.0%(1)
12	Type of reporting person OO

(1)	NRGM GP, LLC is the sole general partner of the Issuer, owning a non-economic general partner interest in the Issuer.

CUSIP NO. 45671U106

1	Name of reporting person: Inergy Midstream Holdings, L.P. I.R.S. identification number of above person (entities only):
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	5	Sole voting power 0
	6	Shared voting power 0
	7	Sole dispositive power 0
	8	Shared dispositive power 0
9	Aggregate amount beneficially owned by each reporting person 0
10	Check if the aggregate amount in Row (9) excludes certain shares ☐
11	Percent of class represented by amount in Row (9) 0.0%(1)
12	Type of reporting person PN

(1)	Inergy Midstream Holdings, L.P. may be deemed the indirect beneficial owner of a non-economic general partner interest in the Issuer.

CUSIP NO. 45671U106

1	Name of reporting person: MGP GP, LLC I.R.S. identification number of above person (entities only):
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	5	Sole voting power 0
	6	Shared voting power 0
	7	Sole dispositive power 0
	8	Shared dispositive power 0
9	Aggregate amount beneficially owned by each reporting person 0
10	Check if the aggregate amount in Row (9) excludes certain shares ☐
11	Percent of class represented by amount in Row (9) 0.0%(1)
12	Type of reporting person OO

(1)	MGP GP, LLC may be deemed the indirect beneficial owner of a non-economic general partner interest in the Issuer.

Item 1(a).	Name of issuer: Inergy Midstream, L.P.

Item 1(b).	Address of issuer’s principal executive offices:

  Two Brush Creek Boulevard, Suite 200

  Kansas City, Missouri 64112

Item 2(a).	Names of persons filing:

  Inergy, L.P.

  Inergy GP, LLC

  Inergy Holdings, L.P.

  Inergy Holdings GP, LLC

  John J. Sherman

  NRGM GP, LLC

  Inergy Midstream Holdings, L.P.

  MGP GP, LLC

Item 2(b).	Address or principal business office or, if none, residence:

  Principal business office for each Inergy, L.P., Inergy GP, LLC, Inergy Holdings, L.P., Inergy Holdings GP, LLC, Inergy

  Holdings GP, LLC, NRGM GP, LLC, Inergy Midstream Holdings, L.P. and MGP GP, LLC is:

  Two Brush Creek Boulevard, Suite 200

  Kansas City, Missouri 64112

  Residence of John J. Sherman is:

  Two Brush Creek Boulevard, Suite 200

  Kansas City, Missouri 64112

Item 2(c).	Citizenship:

  Each of Inergy, L.P., Inergy Holdings, L.P. and Inergy Midstream Holdings, L.P. is a Delaware limited partnership.

  Each of Inergy GP, LLC, Inergy Holdings GP, LLC and MGP GP, LLC is a Delaware limited liability company.

  John J. Sherman is a United States citizen.

Item 2(d).	Title of class of securities: Common units representing limited partner interests.

Item 2(e).	CUSIP number: 45671U106

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a: Not applicable

(a)	☐	Broker or dealer registered under section 15 of the Act;
(b)	☐	Bank as defined in section 3(a)(6) of the Act;
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act;
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940;

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;
(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

Item 4.	Ownership:

The percent of class provided for each reporting person below is based on 74,330,882 Common Units outstanding following the completion of the Issuer’s initial public offering. The Reporting Persons disclaim beneficial ownership of the reported securities except to the extent of their pecuniary interests therein.

1. Inergy, L.P.

a. Amount beneficially owned: 55,925,000 Common Units

b. Percent of class: 75.2%

c. Number of units as to which the person has:

i. Sole power to vote or to direct the vote: 55,925,000

ii. Shared power to vote or to direct the vote: 0

iii. Sole power to dispose or to direct the disposition of: 55,925,000

iv. Shared power to dispose or to direct the disposition of: 0

2. Inergy GP, LLC

a. Amount beneficially owned: 55,925,000 Common Units

b. Percent of class: 75.2%

c. Number of units as to which the person has:

i. Sole power to vote or to direct the vote: 55,925,000

ii. Shared power to vote or to direct the vote: 0

iii. Sole power to dispose or to direct the disposition of: 55,925,000

iv. Shared power to dispose or to direct the disposition of: 0

3. Inergy Holdings, L.P.

a. Amount beneficially owned: 55,925,000 Common Units

b. Percent of class: 75.2%

c. Number of units as to which the person has:

i. Sole power to vote or to direct the vote: 55,925,000

ii. Shared power to vote or to direct the vote: 0

iii. Sole power to dispose or to direct the disposition of: 55,925,000

iv. Shared power to dispose or to direct the disposition of: 0

4. Inergy Holdings GP, LLC

a. Amount beneficially owned: 55,925,000 Common Units

b. Percent of class: 75.2%

c. Number of units as to which the person has:

i. Sole power to vote or to direct the vote: 55,925,000

ii. Shared power to vote or to direct the vote: 0

iii. Sole power to dispose or to direct the disposition of: 55,925,000

iv. Shared power to dispose or to direct the disposition of: 0

5. John J. Sherman

a. Amount beneficially owned: 55,925,000 Common Units

b. Percent of class: 75.2%

c. Number of units as to which the person has:

i. Sole power to vote or to direct the vote: 55,925,000

ii. Shared power to vote or to direct the vote: 0

iii. Sole power to dispose or to direct the disposition of: 55,925,000

iv. Shared power to dispose or to direct the disposition of: 0

6. NRGM GP, LLC

a. Amount beneficially owned: 0 Common Units

b. Percent of class: 0.0%

c. Number of units as to which the person has:

i. Sole power to vote or to direct the vote: 0

ii. Shared power to vote or to direct the vote: 0

iii. Sole power to dispose or to direct the disposition of: 0

iv. Shared power to dispose or to direct the disposition of: 0

7. Inergy Midstream Holdings, L.P.

a. Amount beneficially owned: 0 Common Units

b. Percent of class: 0.0%

c. Number of units as to which the person has:

i. Sole power to vote or to direct the vote: 0

ii. Shared power to vote or to direct the vote: 0

iii. Sole power to dispose or to direct the disposition of: 0

iv. Shared power to dispose or to direct the disposition of: 0

8. MGP GP, LLC

a. Amount beneficially owned: 0 Common Units

b. Percent of class: 0.0%

c. Number of units as to which the person has:

i. Sole power to vote or to direct the vote: 0

ii. Shared power to vote or to direct the vote: 0

iii. Sole power to dispose or to direct the disposition of: 0

iv. Shared power to dispose or to direct the disposition of: 0

NRGM GP, LLC holds a non-economic general partner interest in the Issuer. MGP GP, LLC and Inergy Midstream Holdings, L.P. may be deemed to beneficially own the non-economic general partner interest in the Issuer.

Item 5.	Ownership of five percent or less of a class: Not applicable.

Item 6.	Ownership of more than five Percent on behalf of another person: Not applicable.

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person: Not applicable.

Item 8.	Identification and classification of members of the group: Not applicable.

Item 9.	Notice of dissolution of group: Not applicable.

Item 10.	Certifications: Not applicable.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete and correct.

Date: December 27, 2011	Name:

INERGY HOLDINGS GP, LLC

	By:	/s/ Judy Riddle, as attorney-in-fact
	Name:	John J. Sherman
	Title:	President and Chief Executive Officer

INERGY HOLDINGS, L.P.

	By:	Inergy Holdings GP, LLC

	By:	/s/ Judy Riddle, as attorney-in-fact
	Name:	John J. Sherman
	Title:	President and Chief Executive Officer

INERGY GP, LLC

	By:	/s/ Judy Riddle, as attorney-in-fact
	Name:	John J. Sherman
	Title:	President and Chief Executive Officer

INERGY, L.P.

	By:	Inergy GP, LLC

	By:	/s/ Judy Riddle, as attorney-in-fact
	Name:	John J. Sherman
	Title:	President and Chief Executive Officer

/s/ Judy Riddle, as attorney-in-fact
JOHN J. SHERMAN

MGP GP, LLC

	By:	/s/ Judy Riddle, as attorney-in-fact
	Name:	John J. Sherman
	Title:	President and Chief Executive Officer

[Signature Page – Schedule 13G]

INERGY MIDSTREAM HOLDINGS, L.P.

By:	MGP GP, LLC

By:	/s/ Judy Riddle, as attorney-in-fact
Name:	John J. Sherman
Title:	President and Chief Executive Officer

NRGM GP, LLC

By:	/s/ Judy Riddle, as attorney-in-fact
Name:	John J. Sherman
Title:	President and Chief Executive Officer

* Power of Attorney given by Mr. Sherman was previously filed with the SEC on December 15, 2011 as an exhibit to a Form 3 filed by Mr. Sherman with respect to Inergy Midstream, L.P.

[Signature Page – Schedule 13G]